# TARGETED SHOPPING SOLUTIONS, INC.

## FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

# TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Targeted Shopping Solutions, Inc.
Denver, Colorado

We have reviewed the accompanying financial statements of Targeted Shopping Solutions, Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

***Accountant's Responsibility***

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

***Accountant's Conclusion***

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

***Going Concern***

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 1, 2021

**TARGETED SHOPPING SOLUTIONS, INC.**
**BALANCE SHEETS**
**DECEMBER 31, 2020 AND 2019**
**(unaudited)**

### ASSETS

|                                  |     | 2020         |     | 2019        |
|----------------------------------|-----|-------------:|-----|------------:|
| **CURRENT ASSETS**               |     |              |     |             |
| Cash and cash equivalents        | $   | 26,866       | $   | 327         |
|                                  |     |              |     |             |
| TOTAL CURRENT ASSETS             |     | 26,866       |     | 327         |
|                                  |     |              |     |             |
| **PROPERTY AND EQUIPMENT**       |     |              |     |             |
| Property and equipment, net      |     | -            |     | -           |
|                                  |     |              |     |             |
| **OTHER ASSETS**                 |     |              |     |             |
| Deposits                         |     | 10,000       |     | -           |
| Goodwill                         |     | -            |     | 100,000     |
|                                  |     | 10,000       |     | 100,000     |
|                                  |     |              |     |             |
| **TOTAL ASSETS**                 | $   | 36,866       | $   | 100,327     |

### LIABILITIES AND SHAREHOLDERS' EQUITY

|                                           |     | 2020          |     | 2019          |
|-------------------------------------------|-----|--------------:|-----|--------------:|
| **CURRENT LIABILITIES**                   |     |               |     |               |
| Accounts payable                          | $   | 235,568       | $   | 236,568       |
| Accrued expenses                          |     | -             |     | 66,000        |
| Credit cards payable                      |     | 107,767       |     | 105,251       |
| Lines of credit                           |     | 71,255        |     | 74,820        |
| Warrant liability                         |     | 158,000       |     | -             |
| Notes payable - related parties           |     | 3,216,610     |     | 3,151,975     |
|                                           |     |               |     |               |
| TOTAL CURRENT LIABILITIES                 |     | 3,789,200     |     | 3,634,614     |
|                                           |     |               |     |               |
| **LONG-TERM LIABILITIES**                 |     |               |     |               |
| Salaries payable                          |     | 2,385,588     |     | 2,223,888     |
|                                           |     |               |     |               |
| TOTAL LONG-TERM LIABILITIES               |     | 2,385,588     |     | 2,223,888     |
|                                           |     |               |     |               |
| **TOTAL LIABILITIES**                     |     | 6,174,788     |     | 5,858,502     |
|                                           |     |               |     |               |
| **SHAREHOLDERS' EQUITY**                  |     |               |     |               |
| Preferred stock, see note 8              |     | 2,905,400     |     | 2,391,400     |
| Common stock, see note 8                 |     | 1,786,427     |     | 1,786,427     |
| Accumulated deficit                       |     | (10,829,749)  |     | (9,936,002)   |
|                                           |     |               |     |               |
| TOTAL SHAREHOLDERS' EQUITY                |     | (6,137,922)   |     | (5,758,175)   |
|                                           |     |               |     |               |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ | 36,866 | $ | 100,327 |

See independent accountant's review report and accompanying notes to financial statements.


**TARGETED SHOPPING SOLUTIONS, INC.**
**STATEMENTS OF INCOME**
**DECEMBER 31, 2020 AND 2019**
**(unaudited)**


| | 2020 | 2019 |
|---|---|---|
| **REVENUES** | $ - | $ - |
| **COST OF GOODS SOLD** | - | - |
| **GROSS PROFIT** | - | - |
| **OPERATING EXPENSES** | | |
| Contractor expense | 58,710 | 14,700 |
| General and administrative | 31,857 | 6,540 |
| Payroll expenses | 223,689 | 66,435 |
| Research and development | 113,023 | 569 |
| Sales and marketing | 34,275 | 540 |
| **TOTAL OPERATING EXPENSES** | 461,554 | 88,784 |
| **NET OPERATING INCOME** | (461,554) | (88,784) |
| **OTHER INCOME/(EXPENSES)** | | |
| Interest expense | (174,193) | (173,045) |
| Loss on issuance of warrants | (158,000) | - |
| Impairment on intangible assets | (100,000) | - |
| **TOTAL OTHER INCOME/(EXPENSES)** | (432,193) | (173,045) |
| **NET LOSS** | $ (893,747) | $ (261,829) |


See independent accountant's review report and accompanying notes to financial statements.


**TARGETED SHOPPING SOLUTIONS, INC.**
**STATEMENTS OF EQUITY**
**DECEMBER 31, 2020 AND 2019**
(unaudited)

| | Preferred Stock | | Common Stock | | Retained Earnings (Accumulated Deficit) | Total |
|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | |
| **BEGINNING BALANCE, JANUARY 1, 2019** | 3,499,450 | $ 2,391,400 | 69,881,799 | $ 1,786,427 | $ (9,674,173) | $ (5,496,346) |
| Net loss | - | - | - | - | (261,829) | (261,829) |
| **ENDING BALANCE, DECEMBER 31, 2019** | 3,499,450 | $ 2,391,400 | 69,881,799 | $ 1,786,427 | $ (9,936,002) | $ (5,758,175) |
| Issuance of preferred stock | 1,580,000 | 514,000 | - | - | - | $ 514,000 |
| Net loss | - | - | - | - | (893,747) | (893,747) |
| **ENDING BALANCE, DECEMBER 31, 2020** | 5,079,450 | $ 2,905,400 | 69,881,799 | $ 1,786,427 | $ (10,829,749) | $ (6,137,922) |

See independent accountant's review report and accompanying notes to financial statements.

**TARGETED SHOPPING SOLUTIONS, INC.**
**STATEMENTS OF CASH FLOWS**
**DECEMBER 31, 2020 AND 2019**
**(unaudited)**

| | 2020 | 2019 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| | | |
| Net loss | $ (893,747) | $ (261,829) |
| Adjustments to reconcile net income to net cash | | |
| provided by operating activities: | | |
| Impairment on intantible assets | 100,000 | - |
| Issuance of warrants | 158,000 | |
| (Increase) decrease in assets: | | |
| Deposits | (10,000) | - |
| Travel advances | | 400 |
| Increase (decrease) in liabilities: | | |
| Accounts payable | (1,000) | (6,750) |
| Accrued expenses | (66,000) | - |
| Credit cards payable | 2,516 | (1,252) |
| Lines of credit | (3,565) | 382 |
| Salaries payable | 161,700 | 66,000 |
| | | |
| **CASH USED FOR OPERATING ACTIVITIES** | (552,096) | (203,049) |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Issuance of notes payable - related parties | 64,635 | 203,121 |
| Issuance of preferred stock | 514,000 | - |
| | | |
| **CASH PROVIDED BY FINANCING ACTIVITIES** | 578,635 | 203,121 |
| | | |
| **NET INCREASE IN CASH** | 26,539 | 72 |
| | | |
| **CASH AT BEGINNING OF YEAR** | 327 | 255 |
| | | |
| **CASH AT END OF YEAR** | $ 26,866 | $ 327 |
| | | |
| | | |
| | | |
| **CASH PAID DURING THE YEAR FOR:** | | |
| | | |
| **INTEREST** | $ - | $ - |
| | | |
| **INCOME TAXES** | $ - | $ - |

See independent accountant's review report and accompanying notes to financial statements.

1.    <u>**Summary of Significant Accounting Policies**</u>

*The Company*
Targeted Shopping Solutions, Inc. (the "Company") was incorporated in the State of Colorado on January 8, 2008. The Company has developed an application that allows gamers and publishers a way to receive rewards from playing games and the ability to redeem the rewards for cash or in game rewards.

*Going Concern*
Since Inception, the Company has relied on funds from shareholders and related party notes issued to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to finish the development of the mobile application.

*Fiscal Year*
The Company operates on a December 31st year-end.

*Basis of Presentation*
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

*Use of Estimates*
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

*Cash and Cash Equivalents*
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

*Risks and Uncertainties*
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1. **Summary of Significant Accounting Policies (continued)**

*Goodwill*
Goodwill consists of purchased intangible assets from another Company. The Company evaluates goodwill on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative goodwill impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. The amount, by which the carrying value of the goodwill exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of goodwill completed during the year resulted in impairment loss of $100,000 during the year ending December 31, 2020.

*Property and Equipment*
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

*Income Taxes*
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Colorado.

1.      Summary of Significant Accounting Policies (continued)

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1              - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2              - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3              - Unobservable inputs which are supported by little or no market activity.


The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

*Concentrations of Credit Risk*
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

*Revenue Recognition*
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company's payments are generally collected upfront. For years ending December 31, 2020 and 2019 the Company recognized nil and nil in revenue, respectively.

*Advertising Expenses*
The Company expenses advertising costs as they are incurred.

*Organizational Costs*
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation are expensed as incurred.

1.    <u>**Summary of Significant Accounting Policies (continued)**</u>

*New Accounting Pronouncements*
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31,

1.    <u>Summary of Significant Accounting Policies (continued)</u>

*New Accounting Pronouncements (continued)*
2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.    <u>Commitments and Contingencies</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.    <u>Property and Equipment</u>

Property and equipment consisted of the following at December 31, 2020 and 2019:

| Property and equipment at cost: | **2020** | **2019** |
|---|---|---|
| Office Equipment | $ 13,167 | $ 13,167 |
|  | 13,167 | 13,167 |
| Less: Accumulated depreciation | 13,167 | 13,167 |
| Total | $        - | $        - |

4.    <u>Notes Payable – Related Parties</u>

Since inception, related parties have provided loans to the Company valued at $3,216,610 and $3,151,975 as of December 31, 2020 and 2019, respectively. Interest is accrued annually at 6% per annum. All related notes payable are in default and are due on demand. Management believes that none of the note holders will call the notes and are currently in the process of repapering the notes and setting up new payment terms. Because of this, management has elected to report all notes payable as current liabilities.

5.    **Salaries Payable**

Since inception, the Company has incurred losses and have been unable to pay salaries and wages to their upper management team. This has resulted in accrued wages payable of $2,385,588 and $2,223,888 as of December 31, 2020 and 2019. Management does not expect to pay the accrued wages within the next year.

6.    **Warrant Liabilities**

During the last quarter of 2020, the Company issued 15,800,000 warrants to shareholders and employees. The warrants entitle the holder to purchase one share of common stock at an exercise price equal to $0.01 per share at any time on or after the "Initial Exercise Date" and on or prior to the close of business on December 31, 2021 (the "Termination Date"). The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock included in the public share offering. Management also determined that the warrants are callable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability pursuant to ASC 480 *"Distinguishing Liabilities from Equity"*. In accordance with the accounting guidance, the outstanding warrants are recognized as a warrant liability on the balance sheet and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as a component of other income in the statement of operations.

The fair value of the warrant liabilities was measured using the Black-Scholes model. Significant inputs into the model at the inception and reporting period measurement dates are as follows:

| | |
|---|---|
| Stock Price | 0.02 |
| Exercise Price | 0.01 |
| Time to Maturity (years) | 1 |
| Annual Risk-Free Interest Rate | 0.14% |
| Annualized Volitility | 125% |
| Fair value of warrants | $   0.01 |

The warrants outstanding and fair values at each of the respective valuation dates are summarized below:

| | Warrants Outstanding | Fair Value per Share | Fair Value |
|---|---|---|---|
| Fair value at initial measurement date: | 15,800,000 | $   0.01 | $      158,000 |
| Change in fair value of warrant liability: | | | - |
| Fair value at December 31, 2020: | | | $      158,000 |

As of December 31, 2020, there were no warrant liabilities or corresponding changes in valuation.

The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about future activities and the Company's stock prices and historical volatility as inputs. During the year ending December 31, 2020, none of the warrants have bene exercised.

*See independent accountant's review report.*

7.    <u>**Lines of Credit**</u>

The Company has a $25,000 line of credit with a commercial bank. The line of credit bears 9% interest. The line is personally guaranteed by a majority shareholder of the Company. Minimum monthly payments on the line is $415. The Company has a second line of credit for $50,000 with another commercial bank. This line bears 5.75% interest and is also personally guaranteed by a majority shareholder of the Company. Minimum monthly payments on this line are $975. As of December 31, 2020, and 2019, the Company had $71,255 and $74,820 outstanding on the lines of credit.

8.    <u>**Equity**</u>

*Preferred Stock*
Under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 10,000,000 shares at no par value per share. As of December 31, 2020, and 2019, 5,079,450 and 3,499,450 shares of Preferred Stock, respectively, have been issued and are outstanding.

*Common Stock*
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 100,000,000 shares, at no par value per share. As of December 31, 2020, and 2019, 69,881,799 shares have been issued and are outstanding.

9.    <u>**Going Concern**</u>

These financial statements are prepared on a going concern basis. The Company registered on January 8, 2008 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

10.   <u>**Subsequent Events**</u>

The Company has evaluated subsequent events through April 1, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.